# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KinderCare Learning Companies, Inc., CIK 0001873529
CUSIP: 49456W105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 5005 Meadows Road, Lake Oswego, Oregon (OR), 97035
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001534259

## Reporting persons
- Partners Group Holding AG: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Switzerland (V8); sole voting power 81,418,736; shared voting power 0; sole dispositive power 81,418,736; shared dispositive power 0; aggregate amount beneficially owned 81,418,736 (69.02% of the class)

## Item 1. Issuer
Name of issuer: KinderCare Learning Companies, Inc.
Address of issuer's principal executive offices: 5005 Meadows Road, Lake Oswego, OR 97035

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed by Partners Group Holding AG ("PG Holding"), which has sole voting and dispositive power over the shares common stock of KinderCare Learning Companies, Inc. (the "Issuer") reported herein, and is controlled by its Board of Directors.

Partners Group AG, a wholly-owned subsidiary of PG Holding, is the investment adviser of (i) Partners Group Client Access 13, L.P., which directly holds 71,083,886 shares of common stock of the Issuer, (ii) Partners Group Barrier Reef, L.P., which directly holds 3,575,054 shares of common stock of the Issuer, (iii) Partners Group Daintree Co-Invest, L.P., which directly holds 4,766,739 shares of common stock of the Issuer, (iv) Partners Group Direct Investments 2012 (EUR), L.P. Inc., which directly holds 145,945 shares of common stock of the Issuer and (v) Partners Group Access 768 L.P., which directly holds 715,011 shares of common stock of the Issuer. Partners Group Client Access Management I Limited is the general partner to Partners Group Client Access 13, L.P. Partners Group Management XIII Limited is the general partner to Partners Group Barrier Reef, L.P., Partners Group Daintree Co-Invest, L.P., and Partners Group Direct Investments 2012 (EUR), L.P. Inc. Partners Group Management (Scots) LLP is the general partner to Partners Group Access 768 L.P.

Partners Group (USA) Inc., a wholly-owned subsidiary of PG Holding, is the investment adviser of (i) Partners Group Hercules L.P. Inc., which directly holds 417,090 shares of common stock of the Issuer, and (ii) Partners Group Hearst Opportunities Fund L.P., which directly holds 715,011 shares of common stock of the Issuer. Partners Group Management X Limited is the general partner to Partners Group Hercules L.P. Inc. Partners Group Cayman Management II Limited is the general partner to Partners Group Hearst Opportunities Fund L.P.
Address of principal business office or, if none, residence: Zugerstrasse 57, 6341 Baar, Switzerland
Citizenship: Switzerland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on cover page and Item 2(a)
Percent of class: See response to Item 11 on cover page. The percentage is based upon the statement in the Issuer's quarterly report on Form 10-Q for the quarter ended September 28, 2024, as filed with the SEC on November 21, 2024, that there were 117,966,089 outstanding shares of common stock of the Issuer as of November 18, 2024.
Sole power to vote or to direct the vote: See response to Item 5 on cover page
Shared power to vote or to direct the vote: See response to Item 6 on cover page
Sole power to dispose or to direct the disposition: See response to Item 7 on cover page
Shared power to dispose or to direct the disposition: See response to Item 8 on cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Partners Group Holding AG: David Layton, David Layton/Chief Executive Officer (02/14/2025)